Exhibit 4.1

EXECUTION VERSION

ASSIGNABLE LOAN AGREEMENT

(Schuldscheindarlehensvertrag)

relating to a

FLOATING RATE LOAN

in the amount of

EUR 225,000,000

due on 23 August 2021

made to

SHERWIN-WILLIAMS COATINGS S.À R.L.

(the “Borrower”)

guaranteed by

THE SHERWIN-WILLIAMS COMPANY

(the “Guarantor”)

by

CITIBANK EUROPE PLC, UK BRANCH

(the “Lender”)

This assignable loan agreement (Schuldscheindarlehensvertrag) is dated 17 August 2017 and made between:

(1)	CITIBANK EUROPE PLC, UK BRANCH, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom (the “Lender”);

(2)	Sherwin-Williams Coatings S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) under number B 148412 (the “Borrower”); and

(3)	THE SHERWIN-WILLIAMS COMPANY, a stock corporation under the laws of Ohio having its registered office at 101 West Prospect Avenue, Cleveland, Ohio 44115-1075, United States of America (the “Guarantor”).

The Borrower and the Guarantor are hereinafter collectively referred to as the “Obligors” and each of them as an “Obligor”.

WHEREAS:

(A)	The Borrower and the Guarantor have requested that the Lender grant an assignable loan (Schuldscheindarlehen) to the Borrower in an aggregate principal amount of EUR 225,000,000;

(B)	The Guarantor has agreed to guarantee all obligations of the Borrower under the assignable loan (Schuldscheindarlehen) through an unconditional and irrevocable guarantee dated 17 August 2017 (the “Guarantee”), a form of which is set out in Annex 3 hereto;

(C)	The Lender has agreed to provide such loan based upon, and subject to, the terms and conditions of this assignable loan agreement (Schuldscheindarlehensvertrag) (the “Loan Agreement” or the “Agreement”).

IT IS HEREBY AGREED as follows:

§ 1

(Loan)

The Lender grants to the Borrower an assignable loan (Schuldscheindarlehen) (the “Loan”) in the nominal amount of

EUR 225,000,000

(in words: two hundred twenty-five million Euro),

the “Nominal Amount”.

§ 2

(Disbursement, Representations and Warranties,

Use of Proceeds, Definitions)

(1) Disbursement Date of the Loan. On 23 August 2017 (the “Disbursement Date”), the proceeds of the Loan shall be credited to such account as the Borrower has designated to the Paying Agent (as defined below) for such purpose.

(2) Conditions Precedent to Disbursement. The disbursement of the Loan shall be subject to the following conditions precedent:

(a)	the Obligors having made available to the Lender the documents listed in Annex 1, satisfactory to the Lender as to form and contents, no later than one Business Day prior to the Disbursement Date;

(b)	all representations and warranties made by the Obligors in this Loan Agreement shall be true and correct in all material respects (except for representations and warranties that are qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of the date hereof and on and as of the Disbursement Date; and

(c)	no other event having occurred or being imminent on or prior to the Disbursement Date that would entitle the Lender to terminate for good cause this Loan Agreement immediately or upon the expiration of a grace period.

(3) Representations and Warranties. As at the date of this Loan Agreement, each of the Obligors hereby represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to Section 311 para. 1 of the German Civil Code (“BGB”) to the Creditors that:

(a)	Power and Authority: it (i) is a corporation or private limited liability company, as the case may be, duly incorporated or organized, as applicable, validly existing and, to the extent applicable under the laws of its jurisdiction of organization or incorporation, in good standing under the laws of its jurisdiction of organization, (ii) has all requisite corporate power, and has all material Governmental Approvals, necessary to own or lease its Properties and assets and carry on its business as now being or as proposed to be conducted and to do all things necessary or appropriate in respect of its business, except for Governmental Approvals the absence of which could not be reasonably expected to have a Material Adverse Effect, (iii) is duly qualified and is authorized to do business and is in good standing in all jurisdictions in which the ownership, leasing or operation of its Property or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified (in the aggregate) could not be reasonably expected to have a Material Adverse Effect, and (iv) has full power, authority and legal right to make, execute, deliver and perform its obligations under the Loan Agreement and/or the Guarantee, as applicable, and has taken all corporate or other action necessary to authorize the making, execution, delivery and performance by it of the Loan Agreement and/or the Guarantee, as applicable.

(b)	Due Authorization, Etc.: the making and performance by each Obligor of the Loan Agreement and/or the Guarantee, as applicable, has been duly authorized by all necessary corporate action (including any necessary shareholder action), and do not contravene: (i) its Organisational Documents, (ii) any Applicable Law judgment, award, injunction or similar legal restriction in effect, or (iii) any contractual restriction binding upon it, except, as to either clause (ii) or (iii), the contravention of which could not be reasonably expected to have a Material Adverse Effect.

(c)	No Additional Authorization Required: no Governmental Approvals or other actions by or notices to or filings or registrations with any Governmental Authority are required for the due execution or performance by each of the Obligors of the Loan Agreement and/or the Guarantee, as applicable, and all third-party approvals, required for the due execution, delivery and performance by each of the Obligors of the Loan Agreement and/or the Guarantee, as applicable, and for the legality, validity or enforceability of the Loan Agreement and/or the Guarantee, as applicable, have been obtained and are in full force and effect and copies thereof, if any, will be provided to the Lender upon request. Notwithstanding the foregoing, in case of court proceedings in a Luxembourg court, or the presentation of the Loan Agreement to an autorité constituée in the Grand Duchy of Luxembourg, such court or autorité constituée may require registration of the Loan Agreement or any agreements referred to therein, in which case such agreement and any agreement referred to therein will be subject to (depending on the nature of the agreements) ad valorem (such as for instance a registration duty of 0.24 per cent. calculated on the amounts mentioned in those agreements) or fixed (such as for instance a fixed duty of EUR 12 for a pledge) registration duties, such duties payable by the party being ordered to register them.

(d)	Legal Effect: this Loan Agreement and the Guarantee have been duly executed and delivered by the relevant Obligor, and are, subject to the Legal Reservations, legal, valid and binding obligations of the relevant Obligor, enforceable against such Obligor, in accordance with their terms, in each case, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally.

(e)	Ranking; Priority: the payment obligations of each Obligor under the Loan Agreement and the Guarantee, as applicable, are unconditional and unsecured general obligations of the relevant Obligor, and rank at least pari passu in priority of payment in Insolvency Proceedings with all other present and future unsubordinated and unsecured Indebtedness of such Obligor unless otherwise stipulated by mandatory law.

(f)	No Actions or Proceedings: to the best knowledge of the relevant Obligor, except as otherwise disclosed in the Guarantor’s Reports, there is no litigation, action, suit, investigation, claim, arbitration or other proceeding pending or threatened against the relevant Obligor by or before any arbitrator or Governmental Authority that: (i) in the aggregate, has had or, if adversely determined, could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity, binding effect or enforceability of any of the Loan Agreement and/or the Guarantee or the transactions contemplated hereby.

(g)	Commercial Activity; Absence of Immunity: each of the Obligors is subject to civil and commercial law with respect to its obligations under the Loan Agreement and the Guarantee, as applicable, and the making and performance by it of the Loan Agreement and/or the Guarantee, as applicable, constitutes private and commercial acts rather than public or governmental acts. Neither the relevant Obligor nor any of its Properties is entitled to immunity on the grounds of sovereignty or otherwise from the jurisdiction of any court or from any action, suit, set-off or proceeding, or service of process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) in connection therewith, arising under the Loan Agreement and/or the Guarantee, as applicable.

(h)	Legal Form: each of the Loan Agreement and the Guarantee is (or upon its coming into existence will be) in proper legal form under its governing law for the enforcement thereof against the parties thereto.

(i)	Title to Assets; Liens: except for Permitted Liens or Liens, claims and defects and imperfections of title that do not materially interfere with an Obligor’s use made or proposed to be made of any Property, each of the Obligors has good and marketable title to all of the material Property required for its business (except for Property leased in the ordinary course of business at arms’ length), free and clear of all Liens, and holds such title and all of such Property in its own name and not in the name of any nominee or other Person. No Liens shall be created on any Property of any Obligor as a result of such Obligor’s execution or performance of the Loan Agreement;

(j)	No Event of Default: no Default or Event of Default (as defined in § 8(1) below) exists.

(k)	Solvency: it is not insolvent under the laws of its jurisdiction of incorporation nor, after giving effect to the consummation of the transactions contemplated in the Loan Agreement and the Guarantee, will any Obligors, be rendered insolvent by the execution and delivery of the Loan Agreement and the Guarantee or the consummation of the transactions contemplated thereby nor it is to be expected that any Obligor is to become insolvent in the next six months.

(l)	Availability and Transfer of Foreign Currency: there are no restrictions currently in effect which limit the availability or transfer of foreign exchange for the purpose of the performance by any Obligor of its obligations under this Loan Agreement.

(m)	Use of Proceeds: the Borrower will use the loan amount for the general corporate purposes of the Group, including to repay a portion of outstanding short-term borrowings.

(n)	Anti-Corruption Laws; Sanctions: it has implemented and will maintain in effect policies and procedures designed to ensure compliance by the relevant Obligor and/or its Subsidiaries and its respective directors, officers and employees and will comply with Anti-Corruption Laws and all Sanctions applicable to the relevant Obligor and/or its Subsidiaries, unless compliance with such Sanctions would infringe any laws including anti-embargo provisions applicable to the relevant Obligor or the relevant Subsidiary.

(4) Certain Definitions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the relevant Obligor or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, approval (including any Governmental Approval), concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by (or any interpretation or administration of any of the foregoing by), any Governmental Authority, whether in effect as of the date hereof or hereafter.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the time of determination, (a) if the obligation in respect of such Sale/Leaseback Transaction is a Capital Lease Obligation, the amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (b) if the obligation in respect of such Sale/Leaseback Transaction is not a Capital Lease Obligation, the total net amount of rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the weighted average interest rate per annum borne by the Loan then outstanding under the indenture compounded semiannually.

“Authorized Officer” means any chief executive officer, chief financial officer, chief accounting officer, general counsel, treasurer, assistant treasurer, vice-president, manager or the equivalent of any such Person.

“Bankruptcy Law” means (i) in relation to the Guarantor, Title 11, U.S. Code or any similar federal or state law for the relief of debtors and (ii) in relation to a Restricted Subsidiary, as the case may be, applicable similar local law.

“Business Day” means each day (excluding Saturdays and Sundays), on which banks are open for general business in New York, London and Luxembourg and on which the Trans-European Automated Real-time Express Transfer 2 (TARGET 2) system is operative to settle payments.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” means, as to any Person, any and all shares, interests, participations, quotas or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person other than a corporation and any and all warrants or options to purchase any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

“Change of Control” means the occurrence of any of the following:

(a)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) of the Exchange Act) (other than the Obligors or one of their subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Guarantor’s Voting Stock (as defined below) or other Voting Stock into which the Guarantor´s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(b)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Obligors’ assets including, with respect to the Guarantor, the Capital Stock in the Restricted Subsidiaries, and the assets of their subsidiaries, taken as a whole, to one or more “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than the Obligors or one of their subsidiaries);

(c)	the Guarantor consolidates with, or merges with or into, any “person” (as that term is used in Section 13(d) of the Exchange Act) or any such person consolidates with, or merges with or into, the Guarantor, in either case, pursuant to a transaction in which any of the Guarantor’s outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other Property, other than pursuant to a transaction in which shares of the Guarantor’s Voting Stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(d)	the adoption of a plan relating to liquidation or dissolution of an Obligor; or

(e)	the first day on which a majority of the members of the Guarantor’s board of directors are not Continuing Directors (as defined below).

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) the Guarantor becomes a direct or indirect wholly owned Subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Guarantor’s Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event” means, with respect to the Loan, the concurrent occurrence of (1) both (a) a Change of Control and (b) a Rating Event (as defined below); or (2) both (a) a Change of Control and (b) with respect to the part of the Nominal Amount of the Loan held by a Creditor, non-satisfactory completion of reasonable KYC-checks by such Creditor after such Creditor has notified the Guarantor in writing that (i) the documents and information provided by the Guarantor so far are not sufficient to satisfy the reasonable KYC-checks of such Creditor and (ii) the passing of at least 15 Business Days from such notice in which the Guarantor has finally not complied with the reasonable KYC-checks of such Creditor.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on the Guarantor’s consolidated balance sheet for the total assets (less accumulated depletion, depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Guarantor and its subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (i) the aggregate amount of liabilities of the Guarantor and its subsidiaries which may properly be classified as current liabilities (including Taxes accrued as estimated); (ii) current Indebtedness and current maturities of long-term Indebtedness; (iii) minority interests in the Guarantor’s subsidiaries held by persons other than the Guarantor or one of its wholly owned subsidiaries; and (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

“Continuing Director” means, as of any date of determination, any member of the Guarantor’s board of directors who (1) was a member of such board of directors on the Disbursement Date, (2) was nominated for election to such board of directors with the approval of a committee of the board of directors consisting of a majority of independent continuing directors or (3) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Guarantor’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Creditors” means the Lender and/or any assignees.

“Default” means an event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would become an Event of Default.

“Environmental Laws” means all Applicable Laws related to pollution, the protection of the environment or the treatment, storage, disposal, release, threatened release or handling of hazardous materials, and any specific agreements entered into with any Governmental Authorities that include commitments related to environmental matters.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“GAAP” means, with respect to any Obligor either (i) generally accepted accounting principles in the jurisdiction where each Obligor is organized or incorporated or (ii) International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and related interpretations, in each case, as in effect from time to time.

“Governmental Approval” means any action, order, authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration from, by or with any Governmental Authority.

“Governmental Authority” means any nation or government, any state or municipality, any multi-lateral or similar organisation or any other agency, instrumentality or political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government.

“Group” means the Borrower and the Guarantor and their respective Subsidiaries.

“Guarantor’s Reports” means the filings made by the Guarantor with the United States Securities and Exchange Commission under Sections 13 (a), 13 (c), 14 or 15 (d) of the Exchange Act.

“Hedging Obligations” means, with respect to any person, the obligations of such person under: (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements; (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and (3) other agreements or arrangements designed to protect such person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent (without duplication):

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments;

(c)	in respect of letters of credit, banker’s acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect of letters of credit securing obligations (other than obligations described in clauses (a)-(b), (d) or (e)) entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if and to the extent such letters of credit are drawn upon, such drawing is reimbursed no later than the third Business Day following receipt of a demand for reimbursement following payment on the letter of credit;

(d)	representing Capital Lease Obligations;

(e)	representing the balance deferred and unpaid of the purchase price of any Property, except any such balance that constitutes an accrued expense or trade payable; or

(f)	representing any Hedging Obligations, if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person, and, to the extent not otherwise included, the guarantee by such person of any Indebtedness of any other person or any liability of any person, whether or not contingent and whether or not it appears on the balance sheet of such person. Notwithstanding anything to the contrary in the foregoing, the term “Indebtedness” excludes (x) any Indebtedness of any Obligor or any Subsidiary of any Obligor to an Obligor or another Subsidiary of any Obligor and (y) any guarantee by any Obligor or any Subsidiary of any Obligor of Indebtedness of an Obligor or any Subsidiary of any Obligor.

“Insolvency Proceedings” means:

(a)	an Obligor’s voluntary commencement of, or consent to, bankruptcy or insolvency proceedings against it, including proceedings for the winding-up, dissolution, financial administration or reorganisation of such Obligor;

(b)	an Obligor’s consent to the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of an Obligor and/or all or substantially all of its assets;

(c)	the appointment pursuant to order or decree issued by a court of competent jurisdiction under applicable insolvency law of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of an Obligor and/or all or substantially all of its assets, including, without limitation, with respect to the Borrower, bankruptcy (faillite), liquidation, arrangement with creditors (concordat préventif de faillite), suspension of payments (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar law affecting the rights of creditors generally, or any analogous procedure or step; or

(d)	the issuance of an order or decree by a court of competent jurisdiction under applicable insolvency law is for relief against an Obligor in a proceeding in which such Obligor is to be adjudicated bankrupt or insolvent.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB– (or the equivalent) by S&P, or, if applicable, the equivalent investment grade credit rating from any Substitute Rating Agency (as defined below) selected by the Guarantor.

“Legal Reservations” means:

(a)	the principle that remedies may be granted or refused at the discretion of a court;

(b)	the time barring of claims and defenses of set-off or counterclaim; and

(c)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinions supplied to the Lender as a condition precedent under this Agreement.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under, the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Material Adverse Effect” means a material adverse effect on: (a) the business, condition (financial or otherwise) or operations of the Obligors and their Subsidiaries, taken as a whole, (b) the ability of any Obligor to perform its respective obligations under this Loan Agreement or (c) the rights and/or remedies of the Creditor(s) hereunder.

“Maturity Date” means 23 August 2021.

“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.

“Organisational Documents” means, with regard to any Person: (a) its certificate of incorporation, as applicable, the extract from the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) or any other similar document, (b) its memorandum and/or its articles of association, by-laws or other similar document, (c) any shareholder rights agreement, registration rights agreement, joint venture agreement or other similar agreement to which such Person is party and (d) all applicable resolutions and consents of the shareholders, the board of directors (or any committee thereof) or similar governing body of such Person.

“Permitted Lien” means, with respect to any person,

(a)	pledges or deposits by such person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (including government contracts, but excluding contracts for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such person is a party or which are otherwise required of such person, or deposits as security for contested Taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business;

(b)	Liens imposed by law, such as carriers’, warehousemen’s, laborers’, materialmen’s, landlords’, vendors’, workmen’s, operators’, producers’ and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings;

(c)	Liens for Property Taxes, assessments and other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate proceedings;

(d)	survey exceptions, encumbrances, easements, defects, irregularities or deficiencies in title to easements, or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters, or zoning or other restrictions as to the use of real Property or Liens incidental to the conduct of the business of such person or to the ownership of its properties that, in all such cases, were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person;

(e)	Liens existing on or provided for under the terms of agreements existing on February 1, 1996;

(f)	Liens on Property at the time the Obligors or any of their subsidiaries acquired the Property or the entity owning such Property, including any acquisition by means of a merger or consolidation with or into the Obligors; provided, however, that any such Lien may not extend to any other Property owned by the Obligors or any of their subsidiaries;

(g)	Liens securing Hedging Obligations so long as such Hedging Obligations are of the type customarily entered into in connection with, and are entered into for the purpose of, limiting risk;

(h)	Liens on accounts receivable or inventory to secure working capital or revolving credit Indebtedness incurred in the ordinary course of business;

(i)	Purchase Money Liens;

(j)	Liens securing only Indebtedness of one of the Obligors wholly owned subsidiaries to them or one or more other wholly owned subsidiaries;

(k)	Liens on Property or shares of stock of another person at the time such other person becomes one of the Obligors’ subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other person becoming such a Subsidiary;

(l)	Liens created, assumed or existing in connection with a tax-free financing;

(m)	Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeating the Obligors’ Indebtedness or that of their subsidiaries;

(n)	legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment, judgment Lien or attachment Lien in aid of execution on a judgment);

(o)	rights of a common owner of any interest in Property held by such person;

(p)	Liens placed upon any real Property now owned or hereafter acquired by the Obligors or any of their subsidiaries securing Indebtedness in an amount up to 80% of the fair market value of such real Property; and

(q)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (l) and (p); provided, however, that (i) such new Lien shall be limited to all or part of the same Property that secured the original Lien (plus improvements on such Property) and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) and (p) at the time the original Lien became a Permitted Lien under the indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

“Person” means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organization, Governmental Authority or other entity of whatever nature.

“Principal Property” means any manufacturing plant or manufacturing facility, located within the United States of America (other than its territories and possessions), owned or leased by the Guarantor or any of the Guarantor’s Restricted Subsidiaries, unless, in the opinion of its board of directors, such plant, facility or property is not of material importance to the total business conducted by it and its Restricted Subsidiaries as an entirety.

“Property” of any Person means any property, rights or revenues, or interest therein, of such Person.

“Purchase Money Lien” means a Lien on Property securing Indebtedness incurred by any Obligor or any of its subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such Property or assets used in connection with such Property.

“Rating Agencies” means (1) each of Moody’s and S&P and (2) if any of Moody’s and S&P ceases to rate the Guarantor or fails to make a rating of the Guarantor publicly available for reasons outside of control of the Guarantor, a Substitute Rating Agency in lieu thereof.

“Rating Event” means the rating on the Guarantor is lowered by each of the Rating Agencies and the Guarantor is rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing on the earlier of (i) the occurrence of the Change of Control and (ii) the first public announcement by the Guarantor of any Change of Control and ending 60 days following consummation of such Change of Control; provided that a Rating Event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Lender in writing at the Guarantor´s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“Restricted Subsidiary” means at any time any of the Guarantor’s Subsidiaries (a) substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories or possessions) and (b) that owns or leases a Principal Property or that, in the event of a Sale/Leaseback Transaction, will own or lease a Principal Property.

“Sale/Leaseback Transaction” means an arrangement relating to Principal Property owned on the Disbursement Date or thereafter acquired whereby the Guarantor or any of its Restricted Subsidiaries transfers such Principal Property to a person and the Guarantor or any of its Restricted Subsidiaries leases it from such person.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the United Nations Security Council, the European Union, the Federal Republic of Germany or Her Majesty’s Treasury of the United Kingdom.

“S&P” means Standard & Poor’s Financial Services, LLC, a subsidiary of S&P Global Inc., or any successor thereto.

“Subsidiary” means, with respect to any Person, any corporation or other entity that has more than 50 per cent. of the Voting Stock or similar interest which is owned or controlled, directly or indirectly, by such Person and/or by any Subsidiary of such Person.

“Substitute Rating Agency” means a „nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by the Guarantor (as certified by a resolution of the Guarantor’s board of directors).

“Taxes” means all taxes, levies, imposts, charges, deductions, withholdings and related liabilities.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

§ 3

(Interest, Default Interest)

(1) Interest Payment Dates.

(a)	The Loan bears interest on its outstanding Nominal Amount from and including 23 August 2017 (the “Interest Commencement Date”) to and excluding the first Interest Payment Date and, thereafter, from and including each Interest Payment Date to and excluding the next following Interest Payment Date. Interest on the Loan shall be payable on each Interest Payment Date; and

(b)	“Interest Payment Date” means, subject to an adjustment pursuant to § 4 (4), 23 August and 23 February of each year. The first payment of interest shall be made on 23 February 2018.

(2) Rate of Interest. The rate of interest (the “Rate of Interest”) for each Interest Period (as defined below) will, except as provided below, be the 6 month EURIBOR offered quotation (expressed as a percentage rate per annum) which appears on the Screen Page as of 11.00 a.m. (Brussels time) on the Interest Determination Date (as defined below) plus the Margin (as defined below), all as determined by the Calculation Agent (as defined below). In the event that the EURIBOR is below zero, the Rate of Interest shall be equal to the Margin. As used herein the following terms have the following meaning:

“Interest Period” means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from each Interest Payment Date (and including) to the following Interest Payment Date (but excluding);

“Interest Determination Date” means the second TARGET Business Day prior to the commencement of the relevant Interest Period;

“TARGET Business Day” means a day on which all relevant parts of TARGET 2 (Trans-European Automated Real-time Gross Settlement Express Transfer System 2) are open to effect payments;

“Margin” means 0.85 per cent per annum; and

“Screen Page” means Reuters screen page EURIBOR01 or the relevant successor page on that service or on any other service as may be nominated as the information vendor for the purposes of displaying rates or prices comparable to the relevant offered quotation.

If the Screen Page is not available or no such quotation appears as at such time, the Calculation Agent in conjunction with the Borrower shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in EUR for the relevant Interest Period and in a representative amount to prime banks in the interbank market in the Euro-Zone at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded if necessary to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) of such offered quotations plus the Margin, all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent in conjunction with the Borrower determines as being the arithmetic mean (rounded if necessary to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) of the rates, as communicated to (and at the request of) the Calculation Agent by major banks in the interbank market in the Euro-Zone, selected by the Calculation Agent in conjunction with the Borrower acting in good faith, at which such banks offer, as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, loans in EUR for the relevant Interest Period and in a representative amount to leading European banks plus the Margin.

If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest for the Interest Period in question shall be the Rate of Interest that was applicable to the respective preceding Interest Period, as the case may be.

As used herein:

“Euro-Zone” means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992), the Amsterdam Treaty of 2 October 1997 and the Treaty of Lisbon of 13 December 2007, as further amended from time to time;

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time; and

“Reference Banks” means four major banks in the interbank market in the Euro-Zone.

(3) Interest Amount. The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the “Interest Amount”) payable on the Loan for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the Nominal Amount then outstanding and rounding the resultant figure to the nearest unit of EUR, with 0.0005 of such unit being rounded upwards.

(4) Notification of Rate of Interest and Interest Amount. The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Borrower and to the Creditor(s) in accordance with § 12 as soon as possible after their determination, but in no event later than the fourth TARGET Business Day (as defined in § 3(2)) thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Borrower and to the Creditor(s) in accordance with § 12.

(5) Determinations Binding. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Borrower, the Paying Agent and the Creditor(s).

(6) Day Count Fraction. “Day Count Fraction” means with regard to the calculation of interest on the Loan for any period of time (the “Calculation Period”), the actual number of days in the Calculation Period divided by 360.

(7) Default Interest. A Default shall occur, irrespective of any reminder, if any amounts payable under this Loan Agreement are not paid when due. Any due and unpaid amount of principal shall bear interest at the statutory Default interest rate.1 Furthermore, the Borrower will indemnify each Creditor for any damages resulting from the Default in paying any interest amounts when due.

[1]	In case of the repayment of principal, the annual default interest rate established by law is five percentage points above the base interest rate published by Deutsche Bundesbank from time to time, §§ 288 (1), 247 German Civil Code (BGB).

§ 4

(Repayment, Change of Control Triggering Event, Early Redemption)

(1)	Repayment on the Maturity Date. The Loan shall be repayable at its Nominal Amount on the Maturity Date.

(2) Repayment upon a Change of Control Triggering Event. If a Change of Control Triggering Event under clause (1) of the definition of Change of Control Triggering Event occurs, each Creditor and, if a Change of Control Triggering Event under clause (2) of the definition of Change of Control Triggering Event occurs, the relevant Creditor only has the right to require the Borrower to repay the part of the Nominal Amount of the Loan held by it early at the Early Redemption Amount (as defined below). The Borrower shall give notice to the Creditor(s) of the occurrence of a Change of Control Triggering Event within 10 Business Days following the occurrence of the Change of Control Triggering Event (the “Change of Control Triggering Event Notification”). The Change of Control Triggering Event Notification describes the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repay the Loan on the date specified in the notice or, if the notice is mailed or sent prior to the Change of Control Triggering Event, no earlier than 10 days and no later than 30 days from the date on which the Change of Control Triggering Event occurs (the “Change of Control Payment Date”). On the Change of Control Payment Date, the Obligors will, to the extent lawful, deposit with the Paying Agent by 12:00 p.m. noon (Frankfurt time) an amount equal to the Early Redemption Amount (as defined below) in respect of the Loan.

Neither the Lender nor any other Creditor nor any Paying Agent, Calculation Agent and Registrar shall be responsible for monitoring the Guarantor´s rating status, making any request upon any of the Rating Agencies (as defined below) or any Substitute Rating Agency (as defined above), or determining whether any Rating Event has occurred.

To the extent applicable to the relevant Obligor, it will comply in all material respects with the requirements under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repayment of the Loan as a result of a Change of Control Triggering Event. To the extent that the provisions of any such laws or regulations conflict with the provisions of this § 4, the Obligors will comply with such laws and regulations and will not be deemed to have breached their obligations under this Agreement by virtue of any such conflict.

(3) Early Redemption Amount. For the purpose of this Loan Agreement, “Early Redemption Amount” means the Nominal Amount, together with interest accrued thereon in accordance with the Day Count Fraction to (but excluding) the Change of Control Payment Date or such other date fixed for redemption, as relevant.

(4) Business Day Convention. If any Interest Payment Date, the Maturity Date or any Change of Control Payment Date is not a Business Day, the relevant payment will be made on the immediately following Business Day. The Creditor(s) shall not be entitled to demand additional interest or any other payments in respect of such delay.

§ 5

(Taxation, Early Redemption for Taxation Reasons)

(1) Withholding Tax. All amounts due under this Loan Agreement shall be made without withholding or deduction for or on account of any present or future Taxes, duties or governmental charges of whatever nature imposed, levied or collected with respect to the Borrower or the Guarantor, as applicable, at the source in or on behalf of the Relevant Tax Jurisdiction or by or on behalf of any political subdivision or any authority therein having power to tax (“Withholding Taxes”), unless such withholding or deduction is required by law. In such latter event, the Borrower or the Guarantor, as applicable, shall pay such additional amounts of principal and interest (the “Additional Amounts”) as shall be necessary in order that the net amounts received by the Creditor(s), after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in the absence of such withholding or deduction. No such Additional Amounts shall be payable on account of any Taxes or duties which:

(a)	are payable by any person acting as custodian bank or collecting agent on behalf of a Creditor, or otherwise in any manner which does not constitute a deduction or withholding by the Borrower or the relevant Guarantor, as applicable, from payments of principal or interest made by it;

(b)	are payable by reason of the Creditor having, or having had, some personal or business connection with the Relevant Tax Jurisdiction and not merely by reason of the fact that payments in respect of the Loan are, or for purposes of taxation are deemed to be, derived from sources in, or are secured in, the Relevant Tax Jurisdiction; or

(c)	are imposed or withheld by reason of the failure by the Creditor to comply with any requirement (including the requirement to produce necessary forms and/or other documentation) under a statute, treaty, regulation, or administrative practice of the Relevant Tax Jurisdiction to establish entitlement to exemption from all or part of such tax, fee, duty, assessment, or other governmental charge to the extent such compliance is required as precondition to relief or exemption from such tax, fee, duty, assessment or other governmental charge.

“Relevant Tax Jurisdiction” means each of Luxembourg and the United States of America.

(2) Termination Right. If, as a result of any change in or amendment to the laws or regulations prevailing in the Relevant Tax Jurisdiction, which change or amendment becomes effective on or after the date of the disbursement of the Loan, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be leviable on payments of principal or interest subject to this Loan Agreement and, by reason of the obligation to pay Additional Amounts as provided in subparagraph (1) or otherwise, such Withholding Taxes are to be borne by the Borrower or the Guarantor, as applicable, the Borrower may prepay the Loan in whole, but not in part only, at any time, at the outstanding Nominal Amount together with interest accrued in accordance with the Day Count Fraction

(3) Form of Prepayment Notice. Any notice of prepayment according to subparagraph (2) shall be given in writing and shall be addressed to the Paying Agent, Calculation Agent and Registrar (with simultaneous effect for all Creditors, if applicable, and Obligors, as the case may be). It shall be irrevocable, must specify the date fixed for prepayment and must set forth a statement in summary form of the facts constituting the basis for the termination right. The Registrar undertakes promptly to inform all Creditors recorded in the Register as for the time being have been notified to it about such notice of prepayment.

§ 6

(Status, Guarantee, Limitations)

(1) Status. The obligations under this Loan Agreement constitute unconditional, unsubordinated and unsecured obligations of the Borrower and will rank at least pari passu in Insolvency Proceedings with all other present and future unsecured and unsubordinated obligations of the Borrower, as the case may be, from moneys borrowed, unless otherwise stipulated in mandatory provisions of law.

(2) Guarantee. The Guarantor has given its unconditional and irrevocable Guarantee in the form as set out as Annex 3 hereto for the due payment of principal of, and interest on, and any other amounts expressed to be payable under this Loan Agreement. Under the Guarantee, each Creditor may require performance of the Guarantee with respect to the obligations owed to it directly from the Guarantor and enforce the Guarantee directly against the Guarantor. The Guarantee constitutes a direct, unconditional, unsubordinated and unsecured obligation of the Guarantor which will rank and will at all times rank at least pari passu with all other present and future direct, unconditional, unsubordinated and unsecured obligations of the Guarantor, save for such obligations as may be preferred by mandatory provisions of law.

(3) Limitation on Liens: The Obligors will not, and will not permit any of their Restricted Subsidiaries to, issue, incur, create, assume, Guarantee or permit to exist any Indebtedness secured by a Lien on any Principal Property, or shares of Capital Stock of any Restricted Subsidiary, whether owned on the Disbursement Date or thereafter acquired, unless the Obligors contemporaneously secure the loan equally and ratably with (or prior to) such Indebtedness; provided that any Lien created for the benefit of the Lender according to this provision shall be automatically and unconditionally released and discharged upon release and discharge of the Lien that resulted in such provision becoming applicable.

Notwithstanding the foregoing, the Obligors are not required to secure the loan if the Lien consists of either: (a) Permitted Liens; or (b) Liens other than Permitted Liens, provided that the aggregate amount of all Indebtedness secured by Liens other than Permitted Liens does not exceed 20% of Consolidated Net Tangible Assets calculated as of the date of the creation or incurrence of such Lien.

(4) Limitation on Sale and Lease-Back Transactions: The Obligors and their Restricted Subsidiaries shall not enter into any Sale/Leaseback Transaction with respect to any Principal Property unless (a) the Obligors or such Restricted Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the Loan then outstanding pursuant to the provisions described above under § 2 (3) (i) “Limitation on Liens” or (b) the Obligors, within six months from the effective date of such Sale/ Leaseback Transaction, apply an amount equal to the Attributable Indebtedness with respect to such Sale/ Leaseback Transaction to the voluntary defeasance or other Indebtedness ranking pari passu with the loan (excluding retirements as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity); provided that the foregoing will not prevent the Obligors or any Restricted Subsidiary from (x) entering into any Sale/Leaseback Transaction involving a lease with a term of less than three years or (y) entering into any Sale/Leaseback Transaction between a Restricted Subsidiary and the Obligors or between Restricted Subsidiaries.

(5) Limitation on Mergers and Other Transactions: Except as otherwise set forth in § 4 (2) of this Agreement, no Obligor may merge or consolidate with or into any other person in a transaction in which such Obligor is not the surviving corporation, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of it and its subsidiaries, taken as a whole, to any person, unless:

(a)	as far as the Guarantor is concerned, the successor or transferee is a U.S. corporation, limited liability company, partnership, trust or other entity;

(b)	the successor or transferee assumes the Obligor’s obligations on the Loan in form reasonably satisfactory to the Lender;

(c)	immediately after giving effect to the transaction and treating such Obligor’s obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no Default or Event of Default under this Agreement shall have occurred and be continuing;

(d)	an officer´s certificate and an opinion of counsel have been delivered to the Lender in connection with the foregoing; and

(e)	with respect to the part of the Nominal Amount of the Loan held by a Creditor, satisfactory completion of reasonable KYC-checks by such Creditor; in case the requirements of this paragraph (e) are not fulfilled, § 4 (2) shall apply mutatis mutandis, provided that, following the assumption of the Obligor’s obligations, any reference to the relevant Obligor in this Agreement shall be a reference to such successor or transferee.

In the event of the above transaction, if there is a successor or transferee, then the successor or transferee will expressly assume all of such Obligor’s obligations under this Agreement and automatically be substituted for the Obligor in this Agreement and as Borrower or Guarantor of the Loan, as applicable, and may exercise every right and power of such Obligor under this Agreement with the same effect as if such successor or transferee had been named in such Obligor’s place in this Agreement; provided, however, that the predecessor company will not be relieved of the obligation to pay principal and interest on the Loan except in the case of a sale of all of the assets of such Obligor and its subsidiaries.

§ 7

(Undertakings)

Each Obligor (as applicable as set forth below) undertakes for the benefit of the Creditors that:

(1) Compliance; Insurance: it shall: (i) comply with the requirements of all Applicable Laws (including all Environmental Laws and export regulations) and orders of any Governmental Authority and with all material contractual obligations applicable to it, in each case, except to the extent that the failure to comply therewith could not (in the aggregate) reasonably be expected to have a Material Adverse Effect, (ii) timely file all required tax returns required to be filed by it and pay and discharge at or before maturity all of its material tax obligations (except where such tax obligations are contested in good faith and by proper proceedings and against which adequate reserves are being maintained to the extent required by applicable GAAP), (iii) maintain all of its Property used or useful in its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so would not (in the aggregate) reasonably be expected to have a Material Adverse Effect and (iv) keep such Property insured in accordance with customary industry standards in the jurisdiction in which it operates, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(2) Governmental Approvals: it shall maintain in full force and effect, all Governmental Approvals from time to time necessary for the due performance of all of its obligations, and the exercise of all of its rights, hereunder.

(3) Ranking; Priority: it shall promptly take all actions as may be necessary to ensure that its obligations under this Loan Agreement will at all times constitute unconditional and unsubordinated obligations of the Borrower and will rank at least pari passu in Insolvency Proceedings with all other present and future unsecured and unsubordinated obligations of the Borrower, as the case may be, from moneys borrowed, unless otherwise stipulated in mandatory provisions of law.

(4) Reporting Requirements: it shall provide to the Lender:

(a)	as soon as available and in any event

(i)	within one hundred twenty (120) days after the last day of each fiscal year of the Guarantor, (x) the annual audited consolidated balance sheet of the Guarantor, and the related consolidated statements of income and cash flows of the Guarantor, with a report thereon by internationally recognized independent public accountants without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit and (y) annual unaudited combined consolidated financial statements of the Guarantor, as at and for each such fiscal year then ending,

(ii)	within one hundred twenty (120) days after the last day of each fiscal year of the Borrower, the annual unaudited unconsolidated financial statements of the Borrower, certified by an Authorized Officer of the Borrower,

(iii)	within sixty (60) days after the end of each fiscal quarter ending March 31, June 30, September 30 and December 31, quarterly unaudited consolidated financial statements of the Guarantor as at and for each such fiscal quarter then ending, all of the above prepared in accordance with GAAP or any other acceptable accounting standards, provided that if any Obligor makes freely available the reports described above on its website or the website of the United States Securities and Exchange Commission, such Obligor will be deemed to have satisfied the reporting requirement set forth herein upon notice to the Lender thereof;

(b)	within one hundred twenty (120) days after the last day of each fiscal year of the Borrower, submission of annual certificate certifying whether a Default or an Event of Default exists and if any Default or Event of Default then exists, specifying the nature and period of existence thereof and what action such obligor has taken or proposes to take with respect thereto;

(c)	promptly after any Obligor obtains knowledge of any Default or Event of Default, a certificate of an Authorized Officer of such Obligor setting forth the details thereof and the action(s) that is/are being taken or is/are proposed to be taken with respect thereto;

(d)	promptly (and, in any event, within twenty (20) days) after any Obligor’s knowledge thereof, notice of any material litigation, claim, investigation, arbitration, other proceeding or controversy pending or, to its knowledge, threatened involving or affecting such Obligor: (i) that could reasonably be expected to have a Material Adverse Effect on the Loan relationship except for any such litigation, claim, investigation, arbitration, other proceeding for which the Borrower and/or the Guarantor or any Affiliate thereof reasonably acceptable to the Lender has contractually and irrevocably undertaken to indemnify such Obligor for any potential loss or claim arising therefrom, or (ii) relating to the Loan Agreement and/or the Guarantee; and

(e)	from time to time, such other information with respect to the Obligors, the Loan Agreement and/or the Guarantee and/or the transactions contemplated hereby or thereby as the Lender may reasonably request and as long as such information is available to the Obligors.

§ 8

(Termination Rights of the Creditor(s))

(1) Events of Default. Each Creditor may terminate and demand immediate repayment of its share in the Loan for good cause (wichtiger Grund). Such good cause shall be constituted by including, but not limited to any of the following (each an “Event of Default”):

(a)	default in the payment of any interest on the Loan when it becomes due and payable, and continuance of that default for a period of 5 Business Days;

(b)	default in the payment of principal of, or premium on, the Loan when due and payable;

(c)	failure on the Obligors part to comply with the covenant described under §6 (5) “Limitation on Mergers and Other Transactions”;

(d)	default in the performance or breach of any other covenant or warranty by the Obligors with respect to the Loan, which default continues uncured for a period of 30 Business Days after the Obligors receive written notice from the Lender ;

(e)	the Guarantor or any of its Restricted Subsidiaries:

(i)	commences a voluntary case in bankruptcy;

(ii)	consents to the entry of an order for relief against it in an involuntary bankruptcy case;

(iii)	applies for or consents to the appointment of any custodian, receiver, trustee, conservator, liquidator, rehabilitator or similar officer of it or a Restricted Subsidiary or for all or substantially all of any of their property;

(iv)	makes a general assignment for the benefit of its creditors; or

(v)	generally is unable to pay its debts as they become due;

(f)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against the Guarantor or any of its Restricted Subsidiaries, as applicable;

(ii)	appoints a custodian of the Guarantor or any of its Restricted Subsidiaries or for all or substantially all of the property of the Guarantor or any of its Restricted Subsidiaries; or

(iii)	orders the winding up or liquidation of the Guarantor or any of its Restricted Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days;

(g)	failure to make the required payment (including the payment of the Early Redemption Amount pursuant to § 4 (2) of this Agreement) in connection with a Change of Control Triggering Event when due and payable in accordance with the terms of this Agreement;

(h)	the Guarantee provided by the Guarantor (except as contemplated by the terms of this Agreement and the Guarantee) is declared null and void in a judicial proceeding; or

(i)	any Indebtedness of the Borrower, the Guarantor or any Restricted Subsidiary in an aggregate principal amount exceeding $75.0 million incurred outside of this Agreement and owed to any natural person or legal entity outside the Group is (i) not paid when due after any applicable grace period or (ii) has become capable of being declared or is declared due and payable in accordance with the terms and conditions governing such Indebtedness prior to its specified maturity pursuant to the occurrence of an event of default (howsoever described), subject to any applicable grace period.

Notwithstanding the foregoing, the Creditor(s) will have an absolute and unconditional right to receive payment of the principal of and any interest on, the Loan on or after the due dates expressed in this Agreement and to institute suit for the enforcement of such payment.

(2) Form of Termination Notice. Any notice of termination must be made in writing and sent to the Borrower and the Guarantor through the Registrar (as defined below).

(3) Prepayment Compensation. If the Loan is prepaid in whole or in part for any of the reasons referred to in subparagraph (1), the Obligors shall indemnify the relevant Creditors for the damage incurred by them as a result of such prepayment, calculated in accordance with the principles as determined by the German Federal Court of Justice (Bundesgerichtshof).

§ 9

(Payments)

(1) Payment. The Borrower shall pay all amounts due under this Loan to the account of the Paying Agent no later than 12:00 p.m. noon (Frankfurt time) on the due date of the relevant payment.

(2) Discharge of Obligations. Regardless of the fact that all payments during the full term of the Loan shall be effected exclusively through the Paying Agent, only the payment to the relevant assignee or to a bank or other institution designated by such assignee shall release the Borrower from its respective payment obligations, if and to the extent that the Borrower has received notification of the assignment to such assignor at least 10 Business Days before the relevant payment date.

(3) Application of Payments. Payments by the Borrower shall be applied in the sequence provided for in § 367 (1) BGB to the amounts falling due. If, in the event of partial assignments, the payments by the Borrower are not sufficient to fully discharge any given amount due, the payments of the Borrower shall be distributed among the Creditors on a pro rata basis.

§ 10

(Counterclaims)

Any Obligor shall only be entitled to set off claims of any Creditor where the claims against such Creditor are unchallenged or have been recognized by judgement. To the extent that the Loan is assigned to (i) an insurance company and belongs to the committed assets (gebundenes Vermögen) in accordance with the German Insurance Supervisory Act (Versicherungsaufsichtsgesetz) or (ii) to a bank and belongs to the committed assets of a bank under any domestic covered bond legislation or (iii) to a German professional pension fund (Versorgungswerk), the Obligors waive any right of set-off against the claims under this Loan; also in the event of Insolvency Proceedings, as well as the exercise of any pledge, right of retention or other rights which could adversely affect the claims of the Creditors under the Loan.

§ 11

(Assignments, Duties of the Paying Agent, the Calculation Agent and the Registrar)

(1) Assignment. Each Creditor shall be entitled to assign in full or in part its claims under this Loan to a Permitted Assignee (as defined below). Partial assignments can only be made in amounts of EUR 1,000,000 or an integral multiple of EUR 500,000. Assignments in blank are not permitted.

“Permitted Assignee” means:

(i)	credit institutions, insurance undertakings under private or public law, mutual funds, investment stock companies and investment companies and administrators assigned by them, pension funds and their administrators; the aforementioned persons have to be subject to comprehensive public financial, banking or insurance supervision; as well as,

(ii)	central banks, international and supranational institutions such as the European Central Bank, the European Investment Bank, other comparable international organisations and the KfW or professional pension funds;

whereas all institutions mentioned under (i) and (ii) above must be based or having their registered office in a member state of the European Economic Area.

(2) Form of Assignment. Any assignment must be made in writing and, as to form and content, should be substantially in accordance with the form of the assignment agreement attached hereto as Annex 2. The assignees shall have the same rights and titles under this Loan Agreement as the assignor, except as otherwise stated herein. In particular, each Creditor shall be entitled to terminate its relevant share in the Loan in accordance with § 4 (2) and (3). The requirements for an assignment referred to in this § 11 (2) will not apply where the assignment is made for collateral purposes to a central bank within the Eurosystem. In such case, the validity of the assignment for collateral purposes is expressly not subject to any formal requirements and notification duty.

(3) Duties of the Paying Agent and the Calculation Agent. Citibank, N.A., London Branch shall perform the functions of a paying agent (the “Paying Agent”) and calculation agent (the “Calculation Agent”) as agents of the Borrower; it shall not be under any fiduciary duty or other obligation towards, or have any relationship of agency or trust, for or with any person other than the Borrower. The Paying Agent and the Calculation Agent, respectively, shall have the rights and duties set out in this Loan Agreement and the Agency Agreement. However, no implied duties or obligations shall be read into this Agreement. The Paying Agent shall, in particular, pass on to the assignees notified to it at least 10 Business Days prior to the payment date any payments of principal and interest made by the Borrower. The Paying Agent shall also forward without undue delay any communications sent by the Borrower or the Creditors to the relevant other party. The Paying Agent, the Registrar and the Calculation Agent, respectively, shall be exempt, to the extent legally possible, from the restrictions of § 181 BGB and similar restrictions applicable to it pursuant to any other applicable law.

The Paying Agent will treat all information relating to or provided by the Obligors strictly as confidential. The Paying Agent will not (save as required by Applicable Law (having the meaning as defined in § 7 (4) (e) above)) disclose or transfer any such information to any third party without having received the Obligors prior written consent. The Paying Agent agrees to disclose or transfer any information relating to or provided by the Obligors only to a limited number of third parties (including service providers selected by any of them) (together, the “Authorised Recipients”), for confidential use (including without limitation in connection with the provision of any service and for data processing, statistical and risk analysis purposes and for compliance with Applicable Law (having the meaning as defined in § 7 (4) (e) above)) provided that the Paying Agent has ensured or shall ensure that each such Authorised Recipient to which it provides such confidential information is aware that such information is confidential and undertakes to treat it accordingly.

The Paying Agent or third parties referred to above may also transfer and disclose any such information as is required or requested by, or to, any court, legal process, Applicable Law (having the meaning as defined in § 7 (4) (e) above) or Governmental Authority, as required by Applicable Law (having the meaning as defined in § 7 (4) (e) above). In this case, the Paying Agent: (a) shall notify promptly the Obligors of any such request; and (b) may reveal the confidential information requested and shall use its best endeavours to ensure that the confidential information is treated confidentially and the disclosure of the confidential information shall be made on the most restricted basis possible, refraining from disclosing any confidential information not requested by any court, legal process, Applicable Law (having the meaning as defined in § 7 (4) (e) above) or Governmental Authority.

Each Obligor (a) acknowledges that the transfers permitted by this Clause may include transfers to jurisdictions which do not have strict data protection or data privacy laws; and (b) represents that it has provided to and secured from any person regarding whom it has provided information to the Paying Agent any notices, consents and waivers necessary to permit the processing, transfer and use of that information as permitted by this Clause and that it will provide such notices and secure such necessary consents in advance of providing similar information to the Paying Agent in the future.

(4) Registrar. Citigroup Global Markets Deutschland AG shall be appointed as registrar (the “Registrar”) with the limited remit of receiving any notifications of assignments and any other notices of Creditors that it receives in relation to the Loan and forwarding such notifications without undue delay to the Borrower.

(5) No Transfer of Rights. The Borrower and the Guarantor shall not be entitled to transfer to third parties any rights under this Agreement and/or the Guarantee, as applicable. § 11 (1) and (2) remain unaffected.

§ 12

(Communications)

Subject to any changes of address notified in writing, the following shall apply to any communications under this Loan Agreement:

a)	Communications from the Creditors, the Guarantor, the Registrar, the Paying Agent and the Calculation Agent intended for the Borrower to:
Sherwin-Williams Coatings S.à r.l.
8-10, avenue de la Gare, L-1610 Luxembourg
Grand Duchy of Luxembourg

Attn.: Board of Managers
Tel.: +352 27 365 007
Email: rachael.redfern@sherwin-williams.lu (Rachael Redfern)

with a copy to:

The Sherwin-Williams Company
101 West Prospect Avenue
1225 Republic
Cleveland, Ohio 44115
United States of America

Attn.: Jeffrey J. Miklich
Vice President & Treasurer
Corporate Treasury Department
Tel.: 001/216/566-2280
Email: jjmiklich@sherwin.com

b)	Communications from the Creditors, the Borrower, the Registrar, the Paying Agent and the Calculation Agent intended for the Guarantor to:

The Sherwin-Williams Company
101 West Prospect Avenue
1225 Republic
Cleveland, Ohio 44115
United States of America

Attn.: Jeffrey J. Miklich
Vice President & Treasurer
Corporate Treasury Department
Tel.: 001/216/566-2280
Email: jjmiklich@sherwin.com

c)	Communications from the Creditors and the Obligors to be passed on to the Paying Agent, Calculation Agent and Registrar to:

In the case of the Paying Agent:

Citibank, N.A.
London Branch
Citigroup Centre
33 Canada Square, Canary Wharf
London E14 5LB
United Kingdom

Attention: Agency & Trust – Payment Desk
Fax No.: +353 1 622 2210

In the case of the Calculation Agent:

Citibank, N.A.
London Branch
Citigroup Centre
33 Canada Square, Canary Wharf
London E14 5LB
United Kingdom

Attention: Agency & Trust – Calculation Agent
Fax No.: +353 1 622 2031

In the case of the Registrar:

Citigroup Global Markets Deutschland AG
Reuterweg 16
Frankfurt am Main 60323
Germany

Attention: Agency & Trust
Email: frankfurt.agencyandtrust@citi.com AND register@citi.com
Facsimile +49 69 2222 9586 AND +353 1 642 2201

d)	Communications of the Obligors to the Creditors relating to the reporting requirements:

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
England

Attention: Agency & Trust
Email: ppapayments@citi.com
Facsimile No: +353 1 622 2210

§ 13

(Final Provisions)

(1) Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be exclusively governed by German law.

(2) Place of Jurisdiction. All disputes arising out of or in connection with this Agreement or its validity (including without limitation, claims for set-off or counter-claims) shall be finally and exclusively settled by the courts of the city of Frankfurt am Main, Germany.

(3) Written Form. Any amendment, supplement, termination or replacement of this Agreement and also any waiver of the requirement of written form shall be valid only if made in writing, provided that no other, stricter, form is required by mandatory law.

(4) Partial Invalidity. If one or several provisions of this Agreement become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby, and instead of the invalid or un-enforceable provision such valid and enforceable provision shall be deemed to be agreed as the parties of this Agreement hereto would have chosen on entering into this Loan Agreement in order to reach the economic effect of the provision to be replaced, if they had foreseen the invalidity or unenforceability. The foregoing shall apply accordingly to matters to which this Agreement is silent (Vertragslücke).

(5) Process Agent. For all legal disputes arising under or in connection with this Loan Agreement, each of the Borrower and the Guarantor appoints

Sherwin-Williams Deutschland GmbH

Paul-Gerhardt-Straße 31

42389 Wuppertal

Germany

as authorised agent for accepting service of process in Germany. The Borrower and the Guarantor shall procure that the process agent confirms the acceptance of its appointment as process agent and that it will not resign from such role before a new process agent, acceptable to the Lender, has been appointed.

(6) Counterparts. This Agreement shall be signed in three counterparts in the English language. Each counterpart shall be considered an original. In order to furnish proof of the claim the presentation of the Agreement is not required. The Annexes to this Agreement shall be deemed to form part of this Agreement.

(7) Statement according to German Anti-Money-Laundering Act. The Borrower confirms to the Creditor(s) that it will borrow the funds granted under this Loan exclusively for its own account and, thus, will be the sole beneficiary within the meaning of § 3 of the German Anti-Money-Laundering Act (Geldwäschegesetz).

SIGNATURE PAGE TO THE ASSIGNABLE LOAN AGREEMENT DATED 17 AUGUST 2017

Luxembourg, Cleveland and London.

Sherwin-Williams Coatings S.à r.l. (as Borrower)

/s/ Adrian Leschnik	/s/ Aidan Foley
Name: Adrian Leschnik Title: Manager A and Agent	Name: Aidan Foley Title: Manager B and Agent

THE SHERWIN-WILLIAMS COMPANY (as Guarantor)

/s/ Allen J. Mistysyn
Allen J. Mistysyn
Senior Vice President and Chief Financial Officer

CITIBANK EUROPE PLC, UK BRANCH (as Lender)

/s/ Amaury Gosse
Amaury Gosse Head of MTNs

S-1

ANNEX 1

LIST OF DOCUMENTS TO BE PROVIDED UNDER § 2 OF THE LOAN AGREEMENT

1.	Articles of association of each Obligor.

2.	Copy of a current extract from the commercial register relating to each Obligor, if available.

3.	To the extent so required, resolutions of the managers evidencing the due authorisation by the Borrower to enter into the Loan Agreement.

4.	To the extent so required, all requested authorisations, consents and licenses issued by the governmental authorities, if any, required to be obtained (i) by the Borrower in connection with the execution and performance of the Loan Agreement and (ii) by the Guarantor in connection with the execution and performance of the Guarantee.

5.	A list with respect to (i) the Borrower setting forth names, functions and specimen signatures of all persons authorised to act on behalf of the Borrower in relation to the Loan and (ii) the Guarantor setting forth names, functions and specimen signatures of all persons authorised to act on behalf of the relevant Guarantor in relation to the Guarantee.

6.	The Loan Agreement duly signed by the Obligors.

7.	The agency agreement duly signed by the Obligors, the Paying Agent, the Calculation Agent and the Registrar.

8.	The Guarantee duly signed by the Guarantor.

9.	Submission of the most recent audited (if audited) financial statements of each of the Obligors and any available interim financial statements since then.

10.	Evidence of appointment of a process agent in accordance with § 13 (5) of the Loan Agreement. and a confirmation letter by the appointed process agent confirming that is has taken on such role.

11.	A Luxembourg legal opinion by Charles Russell Speechlys addressed to the Paying Agent and the Lender as to matters of capacity of Sherwin-Williams Coatings S.à r.l., reasonably satisfactory to the Lender as regards form and content.

12.	A legal opinion by Jones Day and/or the in-house legal department of the Guarantor addressed to the Paying Agent and the Lender as to matters of capacity regarding the Guarantee by, reasonably satisfactory to the Lender as regards form and content.

ANNEX 2

FORM OF ASSIGNMENT AGREEMENT

Assignment Agreement

between

[                        ]

(“Assignor”)

and

[                        ]

(“Assignee”)

§ 1

(Assignment)

(1) Assignment. The Assignor hereby assigns to the Assignee his (partial) claim against Sherwin-Williams Coatings S.à r.l. (the “Borrower”) pursuant to the loan agreement dated 17 August 2017 relating to the EUR 225,000,000 loan (the “Loan Agreement”) a copy of which is attached, together with interest and all rights ancillary thereto, in the amount of

EUR [●]

(in words: Euro [●])

with effect from [●] 20[●].

(2) Agreement to the Assignment. The Assignee hereby agrees to aforesaid assignment.

§ 2

(Notification)

(1) Notification of Assignment. The Assignor shall immediately notify this assignment in writing to Citigroup Global Markets Deutschland AG (the “Registrar”), Fax: +49 69 2222 9586, indicating the name and address of the Assignee as well as the date from which the Assignee shall be entitled to interest together with an executed version of this assignment agreement.

(2) Communication details of Assignee. With respect to § 12 e) of the Loan Agreement, the notification details of the Creditor shall be deemed to be replaced by the following notification details of the Assignee:

[insert name and address of the Assignee]

Attn.:	[●]
Fax:	[●]
Email:	[●]

(3) Requirements for valid assignment. The Assignee acknowledges that any further assignment of the claims assigned herewith shall be subject to the limitation and formalities of § 11 of the Loan Agreement and in order to be effective needs to be notified to the Registrar in the same manner as this assignment.

(4) Discharge of obligations. The Assignee further acknowledges that any payments made to the most recent Assignor duly notified to the Registrar in accordance with § 11 of the Loan Agreement shall fully discharge the Borrower from its obligations under the Loan Agreement.

§ 3

(Final Provisions)

(1) Governing Law. This agreement shall in all respects be governed by German law. The place of jurisdiction for all proceedings arising from matters provided for in this Agreement shall be Frankfurt am Main, Germany.

(2) Counterparts. This agreement will be made in three original copies. One copy each will be retained by the Assignor and Assignee, respectively and one copy will be sent to the Paying Agent. Each counterpart is considered to be an original.

[Place, Date]

__________        __________

(Assignor)

__________        __________

(Assignee)

ANNEX 3

FORM OF GUARANTEE

PARENT GUARANTEE TO CREDITORS

This Guarantee (this “Guarantee”) is executed as of this 17th day of August, 2017 by The Sherwin-Williams Company, a corporation organized and existing under the laws of the State of Ohio, United States of America, with its principal place of business located at 101 Prospect Avenue, N.W., Cleveland, Ohio 44115 (“Guarantor”), in connection with a EUR 225,000,000 floating rate assignable loan agreement due 2021 (Schuldscheindarlehensvertrag, the “Loan Agreement”) dated 17 August 2017 and entered into by Sherwin-Williams Coatings S.à r.l. (the “Borrower”). The Guarantee is given for the benefit of Citibank Europe plc, UK Branch (the “Lender”) and any assignees permitted under the Loan Agreement (together with the Lender, the “Creditors”).

WHEREAS:

(A)	The Guarantor procured that the Lender makes available the loan under the Loan Agreement to the Borrower.

(B)	As a condition of the Lender entering into the Loan Agreement, the Lender requires the Guarantor to issue this Guarantee.

NOW, THEREFORE, in consideration of the promises contained herein, and other good and valuable consideration, the parties agree to the following:

Section 1. Guaranteed Obligations. The Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Creditors the full and prompt payment when due (whether upon maturity, by acceleration, or otherwise) of all obligations (now or hereafter existing) of the Borrower to the Creditors under, or in connection with, the Loan Agreement with its nominal amount of EUR 225,000,000 (the “Guaranteed Amount”) at any time outstanding during the term of the Loan Agreement, plus interest, fees, indemnification obligations and any other amounts owed by the Borrower to the Creditors under the Loan Agreement, strictly in accordance with the terms thereof (the Guaranteed Amount plus such interest, fees, indemnification obligations and other amounts are referred to herein collectively as the “Obligations”), without regard to any counterclaim, set-off, deduction or defense of any kind which the Borrower or the Guarantor may have or may assert, and without abatement, suspension, deferment or diminution on account of any occurrences whatsoever. This is a Guarantee of payment and not of collection and is intended to be and shall be construed as a continuing guarantee.

Section 2. Waiver of Certain Defenses. Guarantor hereby waives: (i) notice of the state of indebtedness of the Borrower under the Loan Agreement and assents to the release, substitution or variation of any collateral or other guarantee which may at any time be held as security for the Loan Agreement all without relieving the Guarantor of any liability under this Guarantee, (ii) promptness, diligence, notice of acceptance of this Guarantee and of any extension of any loan or other financial accommodation by the Creditors to the Borrower; (iii) presentment and demand for payment of any of the Obligations; (iv) protest and notice of dishonor or default to the Guarantor or to any other party with respect to any of the Obligations; and (v) all other notices to which the Guarantor might otherwise be entitled except as specifically set forth herein; provided, however, Guarantor does not waive any defenses (legal or equitable) or other rights that the Borrower might have in connection with the Obligations to pay the amounts owed under the Loan Agreement, and Guarantor’s obligations to pay under this Guarantee shall in no event be greater than the Obligations to pay under the terms and conditions of the Loan Agreement.

Section 3. Modifications to Guaranteed Obligations. Creditors may, without notice (other than any notice required pursuant to this Guarantee) to or demand on the Guarantor and without affecting the Guarantor’s liability hereunder, from time to time to renew, extend, accelerate, compromise, settle, restructure, refinance, refund or otherwise change the amount and time for payment of the Obligations, or otherwise change the terms of the Obligations or any part thereof, by agreement with the Borrower.

Section 4. Payment of Guaranteed Obligations. The obligation of the Guarantor hereunder shall be to make prompt payment to the Creditors of the Obligations in the event any of the Obligations are not paid by the Borrower when due and the Creditors need not first proceed to preserve, utilize or exhaust any other right or remedy against the Borrower or any security the Creditors may have to obtain payment, it being the intent of this paragraph that the Guarantor’s obligations hereunder to pay the Obligations shall be absolute and unconditional under any and all circumstances, except as otherwise set forth in this Guarantee. Amounts required to be paid hereunder to the Creditors by the Guarantor will be payable on demand within 5 business days in the currency in which the Obligations were incurred to the account or accounts, as the case may be, notified to the Guarantor by the Creditors.

Section 5. Reinstatement. This Guarantee will continue to be effective or be reinstated, as the case may be, if at any time any payment of any Obligation is rescinded or must otherwise be returned by the Creditors upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made.

Section 6. Taxes. Any and all payments by the Guarantor hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding (i) taxes imposed on the Creditors’ net income, (ii) franchise and gross receipts taxes imposed on the Creditors by the jurisdiction under the laws of which the Creditors are organized or any political subdivision thereof, and (iii) if applicable, taxes imposed on the Creditors’ net income, and franchise taxes imposed on the Creditor, by any other jurisdiction (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the Creditors will receive an amount equal to the sum the Creditors would have received had no such deductions been made, (ii) the Guarantor shall make such deductions and (iii) the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. In addition, the Guarantor agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Guarantee or the Obligations (hereinafter referred to as “Other Taxes”). Within 30 days of any payment of Taxes, the Guarantor will furnish to the Creditors, the original or a certified copy of a receipt evidencing payment thereof. The Guarantor will indemnify the Creditors for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by the Creditors or any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, within 30 days of the Creditors’ request therefor. Without prejudice to the survival of any other agreement contained herein, the Guarantor’s agreements and obligations contained in this paragraph shall survive the payment in full of the Obligations and principal and interest hereunder and any termination or revocation of this Guarantee.

Section 7. Representations and Warranties. The Guarantor hereby represents and warrants to the Creditors (which representations and warranties shall survive the execution and delivery hereof) that: (i) the execution, delivery and performance by the Guarantor of this Guarantee are within the Guarantor’s corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (x) the Guarantor’s charter or by-laws or (y) any law or any contractual restriction binding on or affecting the Guarantor or any entity that controls the Guarantor; (ii) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance by the Guarantor of this Guarantee; and (iii) this Guarantee has been duly executed and delivered by the Guarantor and is the Guarantor’s legal, valid and binding obligation, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 8. Notices. Any notice or demand required to be given by the Creditors by the terms hereof shall be made in writing to the Guarantor at its principal place of business as set forth herein. Such notice shall be given by certified mail or confirmed telecopy.

Section 9. Governing Law. This Guarantee shall be governed by and construed in accordance with the laws of the State of New York, United States of America, which laws shall solely govern the validity and interpretation of this Guarantee and also all performance hereunder.

Section 10. JURY TRIAL WAIVER. THE GUARANTOR WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED IN ANY WAY TO THIS GUARANTEE OR TO THE CREDITORS’ ACTIONS IN THE NEGOTIATION, ADMINISTRATION OR ENFORCEMENT HEREOF.

Section 11. Subrogation. Notwithstanding any other provision of this Guarantee, until payment in full of the Obligations, (i) the Guarantor hereby irrevocably waives any right to assert, enforce, or otherwise exercise any right of subrogation of any of the rights, security interests, claims, or liens that the Creditors have against the Borrower in respect of the Obligations, (ii) the Guarantor shall have no right of recourse, reimbursement, contribution, indemnification, or similar right that the Guarantor may have (by contract or otherwise) against the Borrower in respect of the Obligations, and (iii) the Guarantor hereby irrevocably waives any and all of the foregoing rights and also irrevocably waives the benefit of, and any right to participate in, any collateral or other security given to the Creditors to secure the payment of such Obligations.

Section 12. Amendments. No amendment or waiver of any provision of this Guarantee, and no consent to departure by the Guarantor herefrom, will in any event be effective unless the same is in writing and signed on behalf of Citibank Europe plc, UK Branch, acting on behalf of the Creditors, and then such waiver or consent will be effective only in the specific instance and for the specific purpose for which given.

THE SHERWIN-WILLIAMS COMPANY

Allen J. Mistysyn Senior Vice President – Finance and Chief Financial Officer

Acknowledged and Agreed to: Citibank Europe plc, UK Branch (as Lender and on behalf of the Creditors)

By:

Name:

Title: